UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	30 April 2025 - “Haleon 2025 Q1 Trading Statement”
99.2	30 April 2025 - “Haleon 2025 Q1 Trading Statement”

99.1

Haleon plc: 2025 Q1 Trading Statement

30 April 2025: Haleon plc (the "Company" or "Haleon") today announces its Q1 trading statement for the year ending 31 December 2025 is available at: http://www.rns-pdf.londonstockexchange.com/rns/7068G_1-2025-4-29.pdf.

The Q1 trading statement will also be available on the Haleon website www.haleon.com/investors, and has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Presentation for analysts and shareholders
A short presentation followed by Q&A will be hosted by Dawn Allen, Chief Financial Officer at 8:30am BST (9:30am CEST) on 30 April 2025, which can be accessed at www.haleon.com/investors.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 800 358 1035
US:	+1 855 979 6654
All other:	+44 203 936 2999
Passcode:	181477

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 30, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary